UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2013

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

October 17th, 2013 Sale of 5.1% Stake in CNCB to Citic Group
Transaction's Highlights BBVA brings its CNCB stake below 10% by selling 5.1% to Citic Group at current market prices This transaction generates €2.4 Bn of BIS III "fully-loaded" Core Capital (+72 bps) CNCB consolidation changes from Equity Method to Available for Sale: - €2.3 Bn net P&L impact in 2013 from valuing the entire 15% stake at market prices BBVA remains as a key CNCB shareholder, under a revised cooperation agreement on a non-exclusive basis
Key terms CITIC Group buys 5.1% stake 6M 3.96 4.57 3.39 3M 1M AVG MAX MIN 3.89 4.34 3.51 4.16 4.34 4.02 CNCB Share Price (HKD) At current market price: 4.15 HKD (1) BBVA to receive €0.9(1) Bn in cash Market prices as of 16th October. Price per share HKD 4.15. FX Eur/HKD: 10.49.Pending regulatory approvals. Closing expected in 4Q13 (2) Avoiding discount and execution risk Avg.: 3.96 (CHART)
P&L impacts: 5.1% sale and change of the remaining 9.9% from equity method to available for sale 2013 P&L IMPACT GROSS LOSS: - €2.8 Bn NET P&L IMPACT: - €2.3 Bn With no impact on capital.BBVA's total investment amounts to Eur 3.28 Bn for 15% of CNCB. Cash loss of selling 5.1% is calculated with market value vs total investment for the percentage sold after tax.Estimate for CNCB DPS 2014 according to Bloomberg. From closing, BBVA will account the dividend income to be received from CNCB Expected contribution in 2014 will be approximately €90 Mn (3) Cash loss from selling 5.1% stake is limited to €120 Mn (2) Up to date BBVA has received approximately €130 Mn in dividends for the 5.1% stake ECONOMIC IMPACT TOTAL MARKET VALUE (15% STAKE): €2.8 Bn Goodwill: €1.6 Bn Net book value: €3.9 Bn NET LOSS: - €2.5 Bn OTHER P&L ADJUSTMENTS (1): +€0.2 Bn
With the new CRD4 (BIS III), a 15% stake in CNCB would have heavily penalized Core Capital Under BIS II.5, goodwill is deducted from core capital, 50% of Book Value is deducted from Tier I and 50% deducted from Tier IIUnder BIS III, goodwill and book value (1) are deducted directly from core capital Reducing our stake below 10% significantly increases regulatory capital (Core / Tier I / Tier II) under all solvency rules by releasing deductions Stakes in financial institutions > 10% are considered significant investments: Assuming a complete utilization of BIS III thresholds for deductions
Significant regulatory capital generation under BIS III (CHART) BIS III fully loaded Core Capital impacts from the transaction -76 bps +49 -12 +111 +72 BIS II impacts = -€1.3 Bn (-39 bps) BIS III impacts Assuming a complete utilization of BIS III thresholds for deductions
New collaboration framework in China BBVA remains as a relevant CNCB shareholder with a 9.9% stake BBVA and CNCB to continue working under a revised agreement on a non-exclusive basis and with new potential areas of cooperation BBVA plans to open a fully operational branch in China China remains an attractive country for BBVA due to its commercial links with Latin America
Closing remarks BBVA brings its CNCB stake below 10% by selling 5.1% to Citic Group €2.4 Bn of BIS III "fully-loaded" Core Capital generation (+72 bps) - €2.3 Bn net P&L impact in 2013 (MTM of 15% stake) Economic loss from 5.1% sale limited to €120 Mn BBVA will reinforce its business in the region, while cooperating with CNCB under a revised agreement This transaction allows BBVA to move forward on the adoption of the new Basel III capital requirements and, at the same time, maintain its commitment to the Chinese market
October 17th, 2013 Sale of 5.1% Stake in CNCB to Citic Group

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: October 17, 2013	By:	/s / Carlos Torres Vila
Name: Carlos Torres Vila
Title: Head of Strategy & Corporate Development